Mail Stop 4561

September 11, 2008

VIA U.S. MAIL AND FAX (412) 375-3980

Mr. Bradley L. Mallory
President, Chief Executive Officer and Director
Michael Baker Corporation
Airside Business Park
100 Airside Drive
Moon Township, PA 15108

Re: Michael Baker Corporation
        Form 10-K for the year ended December 31, 2007
        File No. 1-06627

Dear Mr. Mallory:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief